UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15(d) of The Securities Exchange Act of 1934

Date of earliest event reported: March 2, 2021

CANTEL MEDICAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-31337	22-1760285
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Clove Road, Little Falls, New Jersey	07424	(973) 890-7220
(Address of Principal Executive Offices)	(Zip code)	(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	CMD	New York Stock Exchange
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Current Report on Form 8-K is being filed by Cantel Medical Corp. (the “Company”) for the purpose of incorporating it by reference into the registration statement on Form S-4 to be filed by STERIS plc (“STERIS”), as it may be amended or supplemented, in connection with the pending merger transaction between the Company and STERIS.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between STERIS and Cantel, STERIS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Cantel that also constitutes a prospectus of STERIS. The definitive proxy statement/prospectus will be delivered to shareholders of Cantel. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by STERIS and Cantel through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by STERIS will be available free of charge on STERIS’s internet website at www.STERIS.com or by contacting STERIS’s Investor Relations Department at (440) 392-7245. Copies of the documents filed with the SEC by Cantel will be available free of charge on Cantel’s internet website at www.cantelmedical.com or by contacting Cantel’s Investor Relations Department at (763) 553-3341.

Participants in the Merger Solicitation

STERIS, Cantel, their respective directors and certain of their respective executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cantel shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Cantel is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on November 18, 2020 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of STERIS is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 5, 2020 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits

(a) Financial Statements of Business to be Acquired.

The unaudited condensed consolidated financial statements of Dental Holding, LLC and Subsidiaries as of September 30, 2019, and for the nine months ended September 30, 2019 and 2018 and the notes related thereto, are filed as Exhibit 99.1 hereto.

(b) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Unaudited condensed consolidated financial statements of Dental Holding, LLC and Subsidiaries as of September 30, 2019 and for the nine months ending September 30, 2019 and 2018, and the notes related thereto.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANTEL MEDICAL CORP.
(Registrant)

Date: March 2, 2021	By:	/s/ Brian R. Capone
Brian R. Capone
Senior Vice President, Corporate Controller and Chief Accounting Officer

Exhibit 99.1

Dental Holding, LLC

and Subsidiaries

Condensed Consolidated Financial Report

September 30, 2019

Contents

Financial statements

Unaudited condensed consolidated balance sheets	1

Unaudited condensed consolidated statements of income	2

Unaudited condensed consolidated statements of comprehensive income	3

Unaudited condensed consolidated statements of members’ equity	4

Unaudited condensed consolidated statements of cash flows	5-6

Notes to unaudited condensed consolidated financial statements	7-15

Dental Holding, LLC and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

September 30, 2019 and December 31, 2018

(Dollars in Thousands)

	September 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$8,889	$5,622
Account receivables, net	25,786	28,265
Other receivables	8,151	1,744
Inventories, net	49,379	46,233
Prepaid expenses and other current assets	3,783	3,393
Total current assets	95,988	85,257
Property and equipment, net	31,472	30,321
Other assets:
Intangible assets, net	6,108	7,019
Goodwill	20,573	20,588
Other	50	85
	26,731	27,692
	$154,191	$143,270
Liabilities and Members' Equity
Current liabilities:
Current portion of long-term debt	$6,250	$-
Accounts payable	4,563	6,983
Accrued compensation	9,889	11,201
Accrued expenses	4,794	4,873
Accrued state, foreign and sales taxes	2,781	2,328
Total current liabilities	28,277	25,385
Noncurrent liabilities:
Line of credit	12,000	-
Long-term debt, less current maturities	89,671	-
Capital lease obligations, less current maturities	4,339	4,629
Deferred compensation	530	1,978
Other	576	641
	107,116	7,248
Commitments (Note 11)
Members' equity	18,798	110,637
	$154,191	$143,270

See notes to unaudited condensed consolidated financial statements.

Dental Holding, LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

Nine-Month Periods Ended September 30, 2019 and 2018

(Dollars in Thousands)

	2019	2018
Net sales	$160,947	$148,124
Cost of goods sold	61,480	55,292
Gross profit	99,467	92,832
Selling, general and administrative expenses	73,147	71,223
Income from operations	26,320	21,609
Other income (expense):
Interest expense, net	(4,782)	(814)
Foreign exchange gain	287	160
Other, net	(61)	47
	(4,556)	(607)
Income before income taxes	21,764	21,002
Income tax expense	1,101	1,158
Net income	$20,663	$19,844

See notes to unaudited condensed consolidated financial statements.

Dental Holding, LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income
Nine-Month Periods Ended September 30, 2019 and 2018
(Dollars in Thousands)

	2019	2018
Net income	$20,663	$19,844
Other comprehensive loss:
Foreign currency translation adjustment	(696)	(1,664)
Comprehensive income	$19,967	$18,180

See notes to unaudited condensed consolidated financial statements.

Dental Holding, LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Members' Equity

Nine-Month Periods Ended September 30, 2019 and 2018

(Dollars in Thousands)

		Accumulated
	Undistributed	Other	Total
	Members'	Comprehensive	Members'
	Equity	Income (Loss)	Equity
Balance, January 1, 2018	$95,217	$187	$95,404
Distributions	(7,661)	-	(7,661)
Net income	19,844	-	19,844
Other comprehensive loss	-	(1,664)	(1,664)
Equity-based compensation	206	-	206
Balance, September 30, 2018	$107,606	$(1,477)	$106,129
Balance, January 1, 2019	$111,449	$(812)	$110,637
Distributions	(111,806)	-	(111,806)
Net income	20,663	-	20,663
Other comprehensive loss	-	(696)	(696)
Balance, September 30, 2019	$20,306	$(1,508)	$18,798

See notes to unaudited condensed consolidated financial statements.

Dental Holding, LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2019 and 2018

(Dollars in Thousands)

	2019	2018
Cash flows from operating activities:
Net income	$20,663	$19,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,445	3,616
Allowance for doubtful accounts	(51)	(134)
Deferred compensation	772	465
Stock-based compensation	-	206
Changes in operating assets and liabilities:
Accounts receivable	2,113	6,860
Other receivables	(6,414)	(934)
Inventories	(3,379)	(7,318)
Prepaid expenses and other assets	(420)	(262)
Accounts payable	(2,399)	(1,517)
Accrued compensation	(1,414)	(3,331)
Accrued expenses and other liabilities	(132)	(462)
Income taxes payable	817	584
Deferred compensation payments	(2,228)	-
Net cash provided by operating activities	12,373	17,617
Cash flows from investing activities:
Purchases of property and equipment	(4,729)	(4,051)
Purchase of CHIPS	-	(19,300)
Net cash used in investing activities	(4,729)	(23,351)
Cash flows from financing activities:
Borrowings on line of credit	58,634	12,774
Payments on line of credit	(46,634)	(7,347)
Checks in excess of bank balances	-	3,145
Borrowings on long-term debt	100,000	-
Repayments on long-term debt	(3,750)	-
Payment of deferred financing costs	(387)	-
Distributions paid	(111,806)	(7,661)
Payment on related party capital lease obligations	(190)	(147)
Net cash (used in) provided by financing activities	(4,133)	764
Effect of exchange rates on cash	(244)	(1,505)
Net increase (decrease) in cash and cash equivalents	3,267	(6,475)
Cash and cash equivalents:
Beginning of period	5,622	10,881
End of period	$8,889	$4,406

(Continued)

Dental Holding, LLC and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

Nine-Month Periods Ended September 30, 2019 and 2018

(Dollars in Thousands)

	2019	2018
Supplemental disclosures of cash flow information:
Interest paid	$4,805	$424
Income taxes paid	$576	$1,071
Supplemental schedules of noncash investing and financing activities:
Acquisition of business:
Assets acquired		$19,739
Liabilities assumed		-
Net assets acquired		19,739
Less: Seller note		(439)
		$19,300

See notes to unaudited condensed consolidated financial statements.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 1.      Nature of Business and Significant Accounting Policies

Basis of presentation: The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of interim financial reporting. Therefore, certain information and disclosures normally included in financial statements and related notes prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto included in the Company’s December 31, 2018 consolidated financial statements. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring unaudited adjustments) considered necessary for a fair presentation of the Company’s unaudited condensed consolidated balance sheets as of September 30, 2019, and the unaudited condensed consolidated statements of income for the nine-months ended September 30, 2019 and 2018.

Foreign financial concentration: Assets located outside the United States of America (U.S.) were approximately 15% of total assets as of September 30, 2019. Sales to customers located outside of the U.S. approximated 26% and 28% of net sales for the nine-month periods ended September 30, 2019 and 2018, respectively. Net income attributable to foreign operations approximated $3,118 and $3,821 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Customer concentration: Sales to two customers for the nine-month period ended September 30, 2019, approximated $38,273 (related party - parent company of Hurley Healthcare Corp. (HHC), see Notes 7 and 12) and $19,554, and comprised 36% of net sales. Accounts receivable from such customers approximated $5,830 (related party - parent company of HHC) and $1,814, respectively, and comprised 29% of accounts receivable at September 30, 2019. Sales to two customers for the nine-month period ended September 30, 2018, approximated $34,105 (related party - parent company of Hurley Healthcare Corp. (HHC), see Notes 7 and 12) and $18,234, and comprised 35% of net sales.

The Company typically has higher revenues with customers in the second half of their calendar year.

Accounts receivable: Accounts receivable are stated net of allowances of approximately $852 at September 30, 2019 and $860 at December 31, 2018.

Impairment of long-lived assets: There was no impairment of long-lived assets for the nine-month periods ended September 30, 2019 or 2018.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 1.       Nature of Business and Significant Accounting Policies (Continued)

Goodwill: There was no impairment of goodwill for the nine-month periods ended September 30, 2019 or 2018.

Intangible assets: There was no impairment of intangible assets for the nine-month periods ended September 30, 2019 or 2018.

Foreign currency: Transaction gains and losses are included in the unaudited condensed consolidated statements of income as a component of other expenses, with net gains approximating $287 and $160 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Self-insurance: Accruals for reported claims and claims incurred but not reported (IBNR) are based on all relevant data, including statistical data and historical experience, and approximated $499 at September 30, 2019 and $547 at December 31, 2018.

Advertising: Advertising expenses approximated $4,288 and $4,806 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Product development: Product development costs approximated $1,084 and $1,092 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Shipping revenue and costs: Direct costs associated with the shipment of products, which approximated $1,450 and $1,431 for the nine-month periods ended September 30, 2019 and 2018, respectively, are included as a component of selling, general and administrative expenses.

Recent accounting pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU and its subsequently issued amendments supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 1.       Nature of Business and Significant Accounting Policies (Continued)

Due to the sale transaction disclosed in Note 13, the Company’s wholly owned subsidiaries applied ASU 2014-09 and ASU 2016-02 in accordance with Cantel Medical Corp.’s accounting policies after the sale by Dental Holding, LLC.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on January 1, 2022. ASU 2017-04 must be applied prospectively with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its unaudited condensed consolidated financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2021, the date the unaudited condensed consolidated financial statements were available to be issued.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 2.       Inventories

Inventories at September 30, 2019 and December 31, 2018, consist of the following:

	September 30,	December 31,
	2019	2018
Raw materials	$4,219	$3,857
Work in process	2,855	2,476
Finished goods - manufactured	30,308	31,338
Finished goods - purchased	12,929	9,527
Total	50,311	47,198
Less allowance for reduction to net realizable value	(932)	(965)
Inventories	$49,379	$46,233

Inventories on a LIFO basis are equivalent to inventories on a FIFO basis as of September 30, 2019 and December 31, 2018.

Note 3.       Property and Equipment

Depreciation and amortization of property and equipment totaled approximately $3,557 and $2,762 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Estimated additional costs to complete projects included in construction in progress approximated $5,144 at September 30, 2019 and $2,709 at December 31, 2018.

Note 4.       Intangible Assets

Amortization expense totaled approximately $888 and $856 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Note 5.       Goodwill

The following table represents the balance and changes in goodwill as of September 30, 2019 and September 30, 2018:

Balance as of January 1, 2018	$9,495
Foreign currency effect	80
Goodwill related to the acquisition of Chips	11,114
Balance as of September 30, 2018	$20,689
Balance as of January 1, 2019	$20,588
Foreign currency effect	(15)
Balance as of September 30, 2019	$20,573

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 5.       Goodwill (Continued)

On August 31, 2018, the Company acquired, for cash and a seller note, certain assets and operations of Chips Manufacturing, Inc. (Chips). Chips is engaged primarily in the precision machining for medical and dental products and other material and was a supplier of parts to the Company.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 6.      Line of Credit and Long-Term Debt

On January 15, 2019, the Company entered into a new credit agreement which provided for a revolving line of credit of $30,000 and a term loan of $100,000, both with a maturity date of January 15, 2024. The term loan requires quarterly principal payments ranging from $1,250 to $2,500 through maturity. Interest on the outstanding loans is based on either prime (with a floor based on one month LIBOR plus 2.5%) or LIBOR, plus a spread based on leverage. The loans are subject to fixed charge and total leverage ratio financial covenants. The loans are secured by substantially all assets in the United States. $12,000 is outstanding on the line of credit at September 30, 2019. The Company used the borrowings on the term loan to pay distributions to the Class A unit holders in the amount of $100,000.

Maturities of long-term debt as of September 30, 2019, net of deferred financing costs of $329 are as follows:

Years ending December 31:
October 1, 2019 - December 31, 2019	$1,250
2020	7,500
2021	10,000
2022	10,000
2023	10,000
Thereafter	57,500
$96,250

Note 7.      Members’ Equity

On January 14, 2019, the option holder (Note 8) exercised his options to purchase 700,000 Class A units from HHC. As a result of this exercise, HHC’s ownership of Class A units decreased from 55% to 48%, and the option holder became a 7% owner of the Company’s Class A units. No Class B units are outstanding as of September 30, 2019 or December 31, 2018. As of September 30, 2019 and December 31, 2018, the Company had 10,000,000 Class A units outstanding.

The Company’s amended and restated Operating Agreement provides HHC with a put right, if certain conditions exist, that would require the Company to repurchase all of the outstanding membership units owned by HHC. Additionally the Operating Agreement provides the Company with a call right, if certain conditions exist, that would allow the Company to repurchase all of the outstanding membership units owned by HHC. No conditions exist that would trigger the HHC put right or the Company’s call right as of September 30, 2019.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 8.       Equity-Based Compensation

Compensation expense for the stock options, recorded on the straight-line method over the vesting period, was $206 for the nine-month period ended September 30, 2018. There was no expense recorded for the nine-month period ended September 30, 2019.

Note 9.       Employee Benefit Plan

Company matching contributions approximated $1,245 and $1,035 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 10. Deferred Compensation

The Company recognized approximately $780 and $465 for the nine-month periods ended September 30, 2019 and 2018, respectively, related to the deferred compensation plans. During the nine-month period ended September 30, 2019, $2,228 was paid out related to the plan.

Note 11.    Commitments and Contingencies

The long-term capital lease obligations are included in noncurrent liabilities and the current portion is included in accrued expenses and are summarized as follows as of September 30, 2019 and December 31, 2018:

	September 30,	December 31,
	2019	2018
Capital lease obligations	$4,656	$4,846
Less current portion of capital lease obligations	(317)	(217)
	$4,339	$4,629

Total rent expense for operating leases approximated $1,245 and $1,199 for the nine-month periods ended September 30, 2019 and 2018, respectively.

Note 12.    Related-Party Transactions

Amounts in accrued expenses related to a marketing differential that J&J, a subsidiary of Dental Holding, LLC, owes to the parent company of HHC approximated $242 as of September 30, 2019 and $350 as of December 31, 2018. The Company recognized approximately $229 and $230 of expense for the nine-month periods ended September 30, 2019 and 2018, respectively, related to this agreement.

On July 1, 2010, the Company entered into a preferred vendor agreement with the parent company of HHC. The preferred vendor agreement requires the Company to make marketing support payments of $1,000 per year for three years of the agreement, and $500 per year thereafter until such time that the agreement is terminated by either party (no earlier than June 30, 2020).

During 2018 and 2017, the Company made annual payments of $500 related to the preferred vendor agreement with the parent company of HHC, which are being amortized over the period out of prepaid expenses and other current assets, respectively. The Company recognized $375 of expense for the nine-month periods ended September 30, 2019 and 2018, related to this agreement.

The Company recognized $558 of expense for each of the nine-month periods ended September 30, 2019 and 2018, related to the preferred vendor agreement with HF Illinois.

The Company has a receivable from an employee of the Company for personal expenses in the amount of $112 at September 30, 2019 and $277 at December 31, 2018.

Dental Holding, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollars in Thousands except Share and per Share information)

Note 13.    Sale Transaction

On October 1, 2019, Dental Holding, LLC sold 100% of its interest in its wholly owned subsidiaries to Cantel Medical Corp. In connection with this transaction, the Company incurred certain costs that were contingent on the transaction closing and therefore not recorded in its statement of income for the period ended September 30, 2019. Included in these costs were bonuses in the amount of $6,556, paid to certain employees on September 30, 2019. The Company borrowed on its line of credit to pay these bonuses. The Company recorded the payment of these bonuses in other receivables on the September 30, 2019 balance sheet. The Company believes that if the transaction had not closed, the payment of these bonuses would have been recaptured. As a result of this transaction, the Company paid off its revolving line of credit and long-term debt, and its credit agreement was terminated.